Exhibit 4

Press Release

MRMP Crosses 5% Threshold; Files 13D; Sends Letter to Navios Maritime Partners L.P.

NEW YORK, July 22, 2021 /PRNewswire/ -- MRMP-Managers LLC ("MRMP"), announced today that it has transmitted a letter to Navios Maritime Partners L.P. (the "Company") (NYSE: NMM) sharing urgent and serious concerns regarding the current management and direction of the Company.

Ned Sherwood of MRMP commented, “our group has had over thirty years of success investing in various companies that are operated by experienced multi-generation families. Angeliki Frangou is a member of a shipping family that spans generations. We are confident in her ability to manage NMM’s fleet of approximately 95 dry bulk and containerships. However, we have been confused by some of her recent financial decisions – decisions which seem imprudent and illogical – that run counter to sound business principles.

While we are only holders of LP interests in NMM, we have serious concerns regarding Angeliki’s decisions that seem designed to benefit other entities in the Navios group. We believe these decisions run counter to her duty as Chairman & CEO of NMM.

Therefore, we suggest in our letter that Angeliki and the GP implement the following policies that will benefit the unit holders of NMM and assure that we are not treated as second class holders. Set forth below is a summary of the points raised in our letter:

1)	NMM cease all ATM LP equity issuance at values less than 85% of a reasonable estimate of fleet value. In fact, NMM should begin LP share buybacks in order to take advantage of the current discounted price.

2)	If NMM continues to trade at approximately 50% or less of market value, the GP should endeavor to sell ships from their fleet to realize proceeds closer to the 100% of market value and pay down debt, buyback LP interests or distribute proceeds to LP holders.

3)	In our opinion, the current debt level at NMM is reasonable (if not below the norm) versus comparable companies, therefore, NMM’s GP and management should set a distribution percentage of no less than 75% of estimated annual free cash flow. MLP’s are supposed to distribute the bulk of their free cash flow to LP holders, and Angeliki Frangou’s erratic policies and reluctance to distribute cash lead to uncertainty and discounted equity valuations.

4)	Given the curious behavior and policies of Angeliki Frangou as GP, we believe an independent investigation should be undertaken to determine whether the GP’s actions are in any way due to conflicts of interest with other related entities. The investigation also should review ship management contracts and compare rates against other ship management entities.

We hope that Angeliki Frangou takes our suggestions seriously and follows them, as we are certain that most shareholders would welcome fair and equitable treatment that benefits NMM only and not its affiliates.”

As required by applicable Securities and Exchange Commission rules, Ned Sherwood, MRMP and others filed a Schedule 13D report, disclosing their aggregate 5.8% ownership stake in the LP interests of NMM.

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Cautionary Statement Regarding Forward-Looking Statements

This press release and MRMP’s letter to NMM (attached as an exhibit to the Schedule 13D filed today) contain forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on the current expectations of MRMP and its affiliates and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information.  MRMP and its affiliates do not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE: MRMP-Managers LLC

Ned L. Sherwood

(772) 257-6658

nsherwood@zsfundlp.com